Exhibit 99.1

Daqo New Energy Announces Appointment of Mr. Qiangmin Zhou as Chief Operations Officer and Mr. Xiyu Wang as Chief Technology Officer

Shihezi, China, June 7, 2019 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its board of directors has approved the appointment of Mr. Qiangmin Zhou, the current Chief Technology Officer, as the Chief Operations Officer of the Company, effective June 7, 2019. Mr. Xiyu Wang, Deputy General Manager of Xinjiang Daqo New Energy Co., Ltd., has been appointed as the Chief Technology Officer of the Company, effective June 7, 2019.

First joining the Company in 2007, Mr. Qiangmin Zhou served as the General Manager of the polysilicon business group, the Company’s Chief Operations Officer, and then as the Chief Technology Officer of the Company. Mr. Zhou has over 25 years of experience in chemical and materials industry with extensive experience in polysilicon technology and production. Mr. Zhou holds a bachelor’s degree from Tianjin University of Science and Technology and an MBA degree from Chongqing University.

First joining the Company in 2007, Mr. Xiyu Wang worked in several technology and process departments in our Chognqing and Xinjiang facilities, and served as the Deputy General Manager of Xinjiang Daqo New Energy prior to his appointment. Mr. Wang holds a master’s degree from Beijing University of Chemical Technology.

“I would like to congratulate both Mr. Zhou and Mr. Wang on their new appointments,” said Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy. “Mr. Zhou’s extensive experience and knowledge in polysilicon process, technology, and manufacturing will contribute greater value to the Company with his new role overseeing the entire operation of our polysilicon facilities. Mr. Zhou will also work to ensure the successful completion and ramp up of our Phase 4A capacity expansion project. Once the Phase 4A project is completed, our Xinjiang site will reach 70,000 metric ton polysilicon production capacity, and will be one of the world’s largest single-site polysilicon production facilities with significant economies of scale. Mr. Wang has been with the Company for over a decade and has demonstrated his rich experience in our R&D and operational activities, including leading several of our process and technology upgrade projects and successfully implementing new technologies and breakthroughs to improve our product’s quality and reduce production cost. We believe he will lead our technology development going forward to further strengthen our advantages in production efficiency, cost structure and product quality.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 30,000 metric tons, and the Company is undergoing a debottlenecking project and a capacity expansion project and expects to increase its annual polysilicon production capacity to 70,000 metric tons in the first quarter of 2020.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.